LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

(301) 299-8092
Fax: (301) 299-8093
Admitted: MC, DC and VA	levensonfam@msn.com
(Not Admitted: MD)

April 27, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dragon Jade International Ltd.
Registration Statement on Form 20-F
Filed March 9, 2009
File No. 0-53593

Dear Mr. Owings:

A review of the amendment filed yesterday indicates that certain revisions were not given effect.  The purpose of this letter is to serve as an errata sheet.  The revisions will be made in the next amendment.

(1) The table on page 3 omitted selected financial data for the period from inception to March 31, 2005,

From October 31, 2003 (Date of
Inception) to March 31, 2005

Net sales or operating revenues	$83,856
Income (loss) from operations	(11,121)
Net income (loss)	(10,867)
Net income (loss) per share	(1.09)
Total assets	114,011
Net assets	(9,578)
Capital stock	1,289
Number of shares	10,000
Dividends per share	-

(2)  In the table on page F-3, for the eight months ended November 30, 2007, (a) the loss per share should have been (1.942) instead of (0.166), and (b) the weighted average common shares outstanding should have been10,000 instead of 117, 263.

(3) The following table should be substituted for the table on page F-18:

KASH STRATEGIC LIMITED
Statements of Changes in Stockholders' Deficit
For the Years Ended March 31, 2008, 2007 and 2006

			Retained	Other	Total
	Common		Earnings	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Income	Deficit

Balance, March 31, 2005	10,000	1,289	(10,868)	---	(9,579)

Net loss for the year	—	—	(3,530)	—	(3,530)

Cumulative translation adjustment	—	—	—	(5,247)	(5,247)

Balance, March 31, 2006	10,000	1,289	(14,398)	5,247	(7,862)

Net loss for the year	—	—	(15,345)	—	(15,345)

Cumulative translation adjustment	—	—	—	(2,447)	(2,447)

Balance, March 31, 2007	10,000	1,289	(29,743)	2,800	(25,654)

Net loss for the year	—	—	(22,910)	—	(22,910)

Cumulative translation adjustment	—	—	—	(121)	(121)

Balance, March 31, 2008	10,000	$1,289	$(52,653)	$2,679	$(48,685)

Thank you for your attention. We regret any confusion these errata may cause in the review process.   Please provide copies of this letter to your staff.

Sincerely,

David J. Levenson